UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

NOAH EDUCATION HOLDINGS LTD.

(Name of Issuer)

Noah Education Holdings Ltd.

Rainbow Education Holding Limited

Rainbow Education Merger Sub Holding Limited

Mr. Dong Xu

Jointly Gold Technologies Limited

Mr. Benguo Tang

First Win Technologies Limited

Mr. Xiaotong Wang

Global Wise Technologies Limited

Ms. Siyuan Du

Sunshine Nation Limited

Mr. Qicai Du

Baring Asia II Holdings (22) Limited

The Baring Asia Private Equity Fund II, L.P. 1

The Baring Asia Private Equity Fund II, L.P. 2

MSPEA Education Holding Limited

Morgan Stanley Private Equity Asia IV Holdings Limited

Morgan Stanley Private Equity Asia IV, L.P.

Morgan Stanley Private Equity Asia IV, L.L.C.

(Name of Persons Filing Statement)

Ordinary Shares, par value $0.00005 per share

American Depositary Shares, each representing one Ordinary Share

(Title of Class of Securities)

G65415 104 (Ordinary Shares)/ 65487R303(American Depositary Shares)

(CUSIP Number of Class of Securities)

Noah Education Holdings Limited

Unit F, 33rd Floor, NEO Tower A

Che Gong Miao

Futian District, Shenzhen

Guangdong Province 518040, People’s Republic of China

Tel: +86-755-8288-9100

Fax: +86-755-8288-9123

Mr. Dong Xu

Jointly Gold Technologies Limited

Mr. Benguo Tang

First Win Technologies Limited

Mr. Xiaotong Wang

Global Wise Technologies Limited

Ms. Siyuan Du

Sunshine Nation Limited

Mr. Qicai Du

Unit F, 33rd Floor, NEO Tower A

Che Gong Miao

Futian District, Shenzhen

Guangdong Province 518040, People’s Republic of China

Tel: +86-755-8288-9100

Fax: +86-755-8288-9123

Baring Asia II Holdings (22) Limited

The Baring Asia Private Equity Fund II, L.P. 1

The Baring Asia Private Equity Fund II, L.P. 2

1 Royal Plaza, Royal Avenue, St Peter Port

Guernsey GY1 2HL

Attention: IPES Director (Guernsey) Limited

Fax: +44 1481 715219

MSPEA Education Holding Limited

Morgan Stanley Private Equity Asia IV Holdings Limited

Morgan Stanley Private Equity Asia IV, L.P.

Morgan Stanley Private Equity Asia IV, L.L.C.

40th Floor, International Commerce Centre

1 Austin Road West, Kowloon, Hong Kong SAR

Attention: Ryan Law

Fax: +852 3407 0716

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Persons Filing Statement)

with copies to:

Karen Yan, Esq. Timothy M. Gardner, Esq. Latham & Watkins LLP 26th Floor, Two ifc 8 Century Boulevard Shanghai 200120 People's Republic of China Fax: +86 21 6101 6001	Peter Huang, Esq. Daniel Dusek, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30th Floor, China World Office 2 1 Jianguomenwai Avenue Beijing 100004, People’s Republic of China Fax: +86 10 6535 5577
Akiko Mikumo, Esq. Weil, Gotshal & Manges LLP 29/F Alexandra House 18 Chater Road, Central Hong Kong Fax: +852 3015 9354

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☑	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE
AMOUNT OF
TRANSACTION VALUATION*	FILING FEE**

$33,896,108	$4,366

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $2.85 for 11,714,047 outstanding ordinary shares (including shares represented by the American depositary shares) of the issuer subject to the transaction, and (b) the product of 452,278 ordinary shares issuable under all vested options multiplied by $1.13 per share (which is the difference between $2.85 per share merger consideration and the weighted average exercise price of $1.72 per share).
**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2014 was calculated by multiplying the transaction value by $0.0001288.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

INTRODUCTORY STATEMENT

This Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person”, and collectively, the “Filing Persons”): (a) Noah Education Holdings Ltd., a Cayman Islands company (the “Company”), the issuer of the ordinary shares, par value $0.00005 per share (each, a “Share” and collectively, the “Shares”), including the Shares represented by the American depositary shares (“ADSs”), each representing one Share, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Rainbow Education Holding Limited (“Parent”), an exempted company with limited liability incorporated in the Cayman Islands; (c) Rainbow Education Merger Sub Holding Limited (“Merger Sub”), an exempted company with limited liability incorporated in the Cayman Islands; (d) Mr. Dong Xu, one of the founders and the chairman of the board of directors of the Company; (e) Jointly Gold Technologies Limited, a company incorporated in the British Virgin Islands; (f) Mr. Benguo Tang, one of the founders and a director of the Company; (g) First Win Technologies Limited, a company incorporated in the British Virgin Islands; (h) Mr. Xiaotong Wang, one of the founders and a director of the Company; (i) Global Wise Technologies Limited, a company incorporated in the British Virgin Islands; (j) Ms. Siyuan Du, an employee of the Company; (k) Sunshine Nation Limited, a company incorporated in the British Virgin Islands; (l) Mr. Qicai Du, a director of the Company; (m) Baring Asia II Holdings (22) Limited, a company incorporated in the British Virgin Islands; (n) The Baring Asia Private Equity Fund II, L.P. 1, a limited partnership organized under the laws of Guernsey; (o) The Baring Asia Private Equity Fund II, L.P. 2, a limited partnership organized under the laws of Guernsey; (p) Morgan Stanley Private Equity Asia IV, L.L.C., a limited liability company incorporated under the laws of Delaware; (q) Morgan Stanley Private Equity Asia IV, L.P., an exempted limited partnership organized under the laws of the Cayman Islands; (r) Morgan Stanley Private Equity Asia IV Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands; and (s) MSPEA Education Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands.

This Transaction Statement relates to the agreement and plan of merger dated as of April 2, 2014 (the “Merger Agreement”), among the Company, Parent and Merger Sub, providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company continuing as the surviving company after the Merger as a wholly-owned subsidiary of Parent.

If the Merger Agreement is approved by the requisite vote of the Company’s shareholders and the Merger is completed, at the effective time of the Merger, except as described below, each Share issued and outstanding immediately prior to the effective time of the Merger will be cancelled in exchange for the right to receive $2.85 and each ADS, representing one Share, will represent the right to receive $2.85 (less $0.05 per ADS cancellation fees), in each case, in cash, without interest and net of any applicable withholding taxes, other than (a) certain Shares (including Shares represented by ADSs) held by Jointly Gold Technologies Limited, First Win Technologies Limited, Global Wise Technologies Limited, Sunshine Nation Limited, Mr. Qicai Du and Baring Asia II Holdings (22) Limited (collectively, the “Rollover Shareholders”), (b) Shares held by the depositary of the ADSs that are not represented by ADSs ((a) and (b) together, the “Excluded Shares”), all of which will be cancelled at the effective time of the Merger for no consideration; and (c) Shares beneficially owned by shareholders who have validly exercised and have not effectively withdrawn or lost their appraisal rights pursuant to Section 238 of the Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands (the “Cayman Companies Law”), as amended (the “Dissenting Shares”), which will be cancelled at the effective time of the Merger for the right to receive the fair value of such Shares as determined in accordance with the provisions of the Cayman Companies Law.

If the Merger is completed, the Company’s 2007 Share Incentive Plan, 2008 Share Incentive Plan and 2011 Share Incentive Plan and all amendments and modifications thereto (the “Share Incentive Plans”) and any relevant awards agreements applicable to the Share Incentive Plans will be terminated. At the effective time of the Merger, except with respect to the Rollover Shareholders,

•	each vested option to purchase Share granted pursuant to the Share Incentive Plans (a “Company Option”) that is then outstanding and unexercised will be cancelled in consideration and exchange for the right to receive a cash amount equal to the excess of $2.85 over the exercise price of such Company Option, without interest and net of any applicable withholding taxes;

•	each vested restricted share unit (a “Company RSU”) and restricted share (a “Company Restricted Share”) granted pursuant to the Share Incentive Plans that is then outstanding will be cancelled in consideration and exchange for the right to receive $2.85 in cash, without interest and net of any applicable withholding taxes;

•	each unvested Company Option that is then outstanding will be cancelled and converted into and exchanged for the right to receive a restricted cash award (an “RCA”) in an amount equal to the excess of $2.85 over the exercise price of such Company Option in cash upon vesting of such RCA, without interest and net of any applicable withholding taxes. Each RCA shall be subject to the same terms and conditions, including vesting schedules, as were applicable to the corresponding replaced Company Option without giving effect to the Merger, provided that the vesting schedule for any employee terminated by the Company without cause within twelve months of the closing of the Merger shall be accelerated by twelve months.;

•	each unvested Company RSU and Company Restricted Share that is then outstanding will be cancelled and converted into and exchanged for the right to receive an RCA of $2.85 in cash upon vesting of such RCA, without interest and net of any applicable withholding taxes. Each RCA shall be subject to the same terms and conditions, including vesting schedules, as were applicable to the corresponding replaced Company RSU or Company Restricted Share without giving effect to the Merger, provided that the vesting schedule for any employee terminated by the Company without cause within twelve months of the closing of the Merger shall be accelerated by twelve months; and

•	each Company Option (whether vested or unvested) that is then outstanding and unexercised shall be cancelled without any payment therefor if the exercise price of such Company Option is equal to or greater than $2.85.

The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining the requisite approval of the shareholders of the Company. The merger must be approved by an affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at the extraordinary general meeting of shareholders of the Company.

The Company will make available to its shareholders a proxy statement (the “Proxy Statement,” a preliminary copy of which is attached as Exhibit (a)(1) to this Transaction Statement), relating to the extraordinary general meeting of shareholders of the Company, at which the shareholders of the Company will consider and vote upon, among other proposals, a proposal to authorize, approve and adopt the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement (or such other document incorporated herein by reference) of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has supplied any information with respect to any other Filing Person.

The filing of this Transaction Statement shall not be construed as an admission by any of the Filing Persons or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person or that any Filing Person is an “affiliate” of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

ITEM 1.	Summary of Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•          “Summary Term Sheet”

•          “Questions and Answers about the Extraordinary General Meeting and the Merger”

ITEM 2.	Subject Company Information

(a)          Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•          “Summary Term Sheet—The Parties Involved in the Merger”

(b)          Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•          “Questions and Answers about the Extraordinary General Meeting and the Merger”

•          “The Extraordinary General Meeting—Record Date; Shares and ADSs Entitled to Vote”

•          “Security Ownership of Certain Beneficial Owners and Management of the Company”

(c)          Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•          “Market Price of the ADSs, Dividends and Other Matters”

(d)          Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•          “Market Price of the ADSs, Dividends and Other Matters”

(e)          Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•          “Transactions in the Shares and ADSs”

(f)          Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•          “Transactions in the Shares and ADSs”

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ITEM 3.	Identity and Background of Filing Persons

(a)          Name and Address. Noah Education Holdings Ltd. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•          “Summary Term Sheet—The Parties Involved in the Merger”

•          “Annex D—Directors and Executive Officers of Each Filing Person”

(b)          Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•          “Summary Term Sheet—The Parties Involved in the Merger”

•          “Annex D—Directors and Executive Officers of Each Filing Person”

(c)          Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•          “Summary Term Sheet—The Parties Involved in the Merger”

•          “Annex D—Directors and Executive Officers of Each Filing Person”

ITEM 4.	Terms of the Transaction

(a)-(1)                  Material Terms—Tender Offers. Not applicable.

(a)-(2)                  Material Terms—Merger or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•          “Summary Term Sheet”

•          “Questions and Answers about the Extraordinary General Meeting and the Merger”

•          “Special Factors”

•          “The Extraordinary General Meeting”

•          “The Agreement and Plan of Merger”

•          “Special Factors—Material United States Federal Income Tax Consequences”

•          “Annex A—Agreement and Plan of Merger”

(c)          Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•          “Summary Term Sheet — Interests of the Company’s Executive Officers and Directors in the Merger”

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•          “Special Factors—Effects of the Merger on the Company”

•          “Special Factors—Interests of Certain Persons in the Merger”

•          “The Extraordinary General Meeting—Proposals to Be Considered at the Extraordinary General Meeting”

•          “The Agreement and Plan of Merger”

•          “Annex A—Agreement and Plan of Merger”

(d)          Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•          “Summary Term Sheet—Dissenters’ Rights of Shareholders and ADS Holders”

•          “Questions and Answers about the Extraordinary General Meeting and the Merger”

•          “Dissenters’ Rights”

•          Annex C—Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised)—Section 238”

(e)          Provisions for Unaffiliated Security Holders.

•          “Provisions for Unaffiliated Security Holders”

(f)          Eligibility of Listing or Trading. Not applicable.

ITEM 5.	Past Contracts, Transactions, Negotiations and Agreements

(a)          Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•          “Special Factors—Related Party Transactions”

•          “Transactions in the Shares and ADSs”

(b)          Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•          “Special Factors—Background of the Merger”

•          “Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•          “Special Factors—Purpose and Reasons for the Merger”

•          “Special Factors—Interests of Certain Persons in the Merger”

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•          “The Agreement and Plan of Merger”

•          “Annex A—Agreement and Plan of Merger”

(c)          Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•          “Special Factors—Background of the Merger”

•          “Special Factors—Interests of Certain Persons in the Merger”

•          “The Agreement and Plan of Merger”

•          “Annex A—Agreement and Plan of Merger”

(e)          Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•          “Summary Term Sheet—Plans for the Company after the Merger”

•          “Summary Term Sheet—Financing of the Merger”

•          “Summary Term Sheet—Rollover Equity”

•          “Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•          “Special Factors—Background of the Merger”

•          “Special Factors—Plans for the Company after the Merger”

•          “Special Factors—Financing”

•          “Special Factors—Rollover Equity”

•          “Special Factors—Interests of Certain Persons in the Merger”

•          “Special Factors—Voting by the Rollover Shareholders at the Extraordinary General Meeting”

•          “The Agreement and Plan of Merger”

•          “Transactions in the Shares and ADSs”

•          “Annex A—Agreement and Plan of Merger”

ITEM 6.	Purposes of the Transaction and Plans or Proposals

(b)          Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

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•          “Summary Term Sheet—Purposes and Effects of the Merger”

•          “Summary Term Sheet—Plans for the Company after the Merger”

•          “Questions and Answers about the Extraordinary General Meeting and the Merger”

•          “Special Factors—Purpose of and Reasons for the Merger”

•          “Special Factors—Effects of the Merger on the Company”

•          “The Agreement and Plan of Merger”

•          “Annex A—Agreement and Plan of Merger”

(c)(1)-(8)               Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•          “Summary Term Sheet—The Merger”

•          “Summary Term Sheet—Purposes and Effects of the Merger”

•          “Summary Term Sheet—Plans for the Company after the Merger”

•          “Summary Term Sheet—Financing of the Merger”

•          “Summary Term Sheet—Rollover Equity”

•          “Summary Term Sheet — Interests of the Company’s Executive Officers and Directors in the Merger”

•          “Special Factors—Background of the Merger”

•          “Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•          “Special Factors—Purpose of and Reasons for the Merger”

•          “Special Factors—Effects of the Merger on the Company”

•          “Special Factors—Plans for the Company after the Merger”

•          “Special Factors—Financing”

•          “Special Factors—Rollover Equity”

•          “Special Factors—Interests of Certain Persons in the Merger”

•          “The Agreement and Plan of Merger”

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•          “Annex A—Agreement and Plan of Merger”

ITEM 7.	Purposes, Alternatives, Reasons and Effects

(a)          Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•          “Summary Term Sheet—Purposes and Effects of the Merger”

•          “Summary Term Sheet—Plans for the Company after the Merger”

•          “Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•          “Special Factors—Purpose of and Reasons for the Merger”

(b)          Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•          “Special Factors—Background of the Merger”

•          “Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•          “Special Factors—Position of the Consortium as to the Fairness of the Merger”

•          “Special Factors—Purpose of and Reasons for the Merger”

•          “Special Factors—Alternatives to the Merger”

•          “Special Factors—Effects on the Company if the Merger is not Completed”

(c)          Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•          “Summary Term Sheet—Purposes and Effects of the Merger”

•          “Special Factors—Background of the Merger”

•          “Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•          “Special Factors—Position of the Consortium as to the Fairness of the Merger”

•          “Special Factors—Purpose of and Reasons for the Merger”

•          “Special Factors—Effects of the Merger on the Company”

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(d)          Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•          “Summary Term Sheet—Purposes and Effects of the Merger”

•          “Special Factors—Background of the Merger”

•          “Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•          “Special Factors—Effects of the Merger on the Company”

•          “Special Factors—Plans for the Company after the Merger”

•          “Special Factors—Effects on the Company if the Merger is not Completed”

•          “Special Factors—Interests of Certain Persons in the Merger”

•          “Special Factors—Material United States Federal Income Tax Consequences”

•          “Special Factors—Material PRC Income Tax Consequences”

•          “Special Factors—Material Cayman Islands Tax Consequences”

•          “The Agreement and Plan of Merger”

•          “Annex A—Agreement and Plan of Merger”

ITEM 8.	Fairness of the Transaction

(a)-(b)                  Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•          “Summary Term Sheet—Recommendations of the Independent Committee and Our Board of Directors”

•          “Summary Term Sheet—Position of the Consortium as to Fairness of the Merger”

•          “Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•          “Summary Term Sheet —Opinion of Financial Advisor to the Independent Committee”

•          “Summary Term Sheet — Interests of the Company’s Executive Officers and Directors in the Merger”

•          “Special Factors—Background of the Merger”

•          “Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•          “Special Factors—Position of the Consortium as to the Fairness of the Merger”

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•           “Special Factors—Opinion of Duff & Phelps, the Independent Committee’s Financial Advisor”

•           “Special Factors—Interests of Certain Persons in the Merger”

•           “Annex B—Opinion of Duff & Phelps as the Independent Committee’s Financial Advisor”

(c)           Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•           “Summary Term Sheet—Shareholder Vote Required to Authorize, Approve and Adopt the Merger Agreement, the Cayman Plan of Merger and the Transactions Contemplated Thereby, including the Merger”

•           “Questions and Answers about the Extraordinary General Meeting and the Merger”

•           “Special Factors—Voting by the Rollover Shareholders at the Extraordinary General Meeting”

•           “The Extraordinary General Meeting—Vote Required”

(d)           Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•           “Special Factors—Background of the Merger”

•           “Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•           “Special Factors—Opinion of Duff & Phelps, the Independent Committee’s Financial Advisor”

•           “Annex B—Opinion of Duff & Phelps as the Independent Committee’s Financial Advisor”

(e)           Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•           “Summary Term Sheet—Recommendations of the Independent Committee and our Board of Directors”

•           “Special Factors—Background of the Merger”

•           “Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

(f)           Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

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•           “Special Factors—Background of the Merger”

•           “Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

ITEM 9.                               Reports, Opinions, Appraisals and Negotiations

(a)           Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•           “Summary Term Sheet—Opinion of Financial Advisor to the Independent Committee”

•           “Special Factors—Background of the Merger”

•           “Special Factors—Opinion of Duff & Phelps, the Independent Committee’s Financial Advisor”

•           “Annex B—Opinion of Duff & Phelps as the Independent Committee’s Financial Advisor”

(b)           Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•           “Summary Term Sheet—Opinion of Financial Advisor to the Independent Committee”

•           “Special Factors—Opinion of Duff & Phelps, the Independent Committee’s Financial Advisor”

•           “Annex B—Opinion of Duff & Phelps as the Independent Committee’s Financial Advisor”

(c)           Availability of Documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•           “Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares and ADSs or his, her or its representative who has been so designated in writing.

ITEM 10.                              Source and Amount of Funds or Other Consideration

(a)           Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•           “Summary Term Sheet—Financing of the Merger”

•           “Summary Term Sheet—Rollover Equity”

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•           “Special Factors—Financing”

•           “Special Factors—Rollover Equity”

•           “The Agreement and Plan of Merger”

•           “Annex A—Agreement and Plan of Merger”

(b)           Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•           “Summary Term Sheet—Financing of the Merger”

•           “Summary Term Sheet—Rollover Equity”

•           “Special Factors—Financing”

•           “Special Factors—Rollover Equity”

(c)           Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•           “Special Factors—Fees and Expenses”

(d)           Borrowed Funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•           “Summary Term Sheet—Financing of the Merger”

•           “Summary Term Sheet—Rollover Equity”

•           “Special Factors—Financing”

•           “Special Factors—Rollover Equity”

ITEM 11.                            Interest in Securities of the Subject Company

(a)           Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•           “Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•           “Special Factors—Interests of Certain Persons in the Merger”

•           “Security Ownership of Certain Beneficial Owners and Management of the Company”

(b)           Securities Transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

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•           “Transactions in the Shares and ADSs”

ITEM 12.                             The Solicitation or Recommendation

(d)           Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•           “Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•           “Questions and Answers about the Extraordinary General Meeting and the Merger”

•           “Special Factors—Voting by the Rollover Shareholders at the Extraordinary General Meeting”

•           “The Extraordinary General Meeting—Vote Required”

•           “Security Ownership of Certain Beneficial Owners and Management of the Company”

(e)           Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•           “Summary Term Sheet—Recommendations of the Independent Committee and our Board of Directors”

•           “Summary Term Sheet—Position of the Consortium as to Fairness of the Merger”

•            “Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•           “Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•           “Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•           “The Extraordinary General Meeting—Our Board’s Recommendation”

ITEM 13.                             Financial Statements

(a)           Financial Information. The audited financial statements of the Company for the two years ended December 31, 2012 and 2013 are incorporated herein by reference to the Company’s Form 20-F for the year ended June 30, 2013, filed with the SEC on October 31, 2013 (see page F-1 and following pages).

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•           “Financial Information”

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•           “Where You Can Find More Information”

(b)           Pro Forma Information. Not applicable.

ITEM 14.                             Persons/Assets, Retained, Employed, Compensated or Used

(a)           Solicitation or Recommendations. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•           “The Extraordinary General Meeting—Solicitation of Proxies”

(b)           Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•           “Summary Term Sheet—The Parties Involved in the Merger”

•           “Special Factors—Interests of Certain Persons in the Merger”

•           “Annex D—Directors and Executive Officers of Each Filing Person”

ITEM 15.                             Additional Information

(b)           Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

ITEM 16.                             Exhibits

(a)-(1)	Preliminary Proxy Statement of the Company dated ________, 2014 (the “Proxy Statement”).

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4)	Form of ADS Voting Instruction Card and Depositary’s Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(5)	Press Release issued by the Company, dated April 2, 2014, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on April 3, 2014.

(c)-(1)	Opinion of Duff & Phelps LLC, dated April 2, 2014, incorporated herein by reference to Annex B to the Proxy Statement.

(c)-(2)	Discussion Materials prepared by Duff & Phelps LLC for discussion with the Independent Committee of the Board of Directors of the Company, dated April 2, 2014.

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(d)-(1)	Agreement and Plan of Merger, dated April 2, 2014, among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2)	Limited Guaranty, dated April 2, 2014, by Mr. Dong Xu in favor of the Company, incorporated herein by reference to Exhibit 7.08 to the amendment to Schedule 13D filed with the SEC on April 4, 2014.

(d)-(3)	Limited Guaranty, dated April 2, 2014, by Mr. Benguo Tang in favor of the Company, incorporated herein by reference to Exhibit 7.09 to the amendment to Schedule 13D filed with the SEC on April 4, 2014.

(d)-(4)	Limited Guaranty, dated April 2, 2014, by Mr. Xiaotong Wang in favor of the Company, incorporated herein by reference to Exhibit 7.10 to the amendment to Schedule 13D filed with the SEC on April 4, 2014.

(d)-(5)	Limited Guaranty, dated April 2, 2014, by Ms. Siyuan Du in favor of the Company, incorporated herein by reference to Exhibit 7.11 to the amendment to Schedule 13D filed with the SEC on April 4, 2014.

(d)-(6)	Limited Guaranty, dated April 2, 2014, by Mr. Qicai Du in favor of the Company, incorporated herein by reference to Exhibit 7.12 to the amendment to Schedule 13D filed with the SEC on April 4, 2014.

(d)-(7)	Limited Guaranty, dated April 2, 2014, by Morgan Stanley Private Equity Asia IV Holdings Limited in favor of the Company, incorporated herein by reference to Exhibit 7.07 to the amendment to Schedule 13D filed with the SEC on April 4, 2014.

(d)-(8)	Limited Guaranty, dated April 2, 2014, by The Baring Asia Private Equity Fund II, L.P. 1 and The Baring Asia Private Equity Fund II, L.P. 2 in favor of the Company, incorporated herein by reference to Exhibit 7.13 to the amendment to Schedule 13D filed with the SEC on April 4, 2014.

(d)-(9)	Support Agreement, dated April 2, 2014, among Parent, Jointly Gold Technologies Limited, First Win Technologies Limited, Global Wise Technologies Limited, Sunshine Nation Limited, Mr. Du Qicai and Baring Asia II Holdings (22) Limited, incorporated herein by reference to Exhibit 7.06 to the amendment to Schedule 13D filed with the SEC on April 4, 2014.

(d)-(10)	Interim Investors Agreement, dated April 2, 2014, among Mr. Dong Xu, Mr. Benguo Tang, Mr. Xiaotong Wang, Ms. Siyuan Du, Mr. Qicai Du, Baring Asia II Holdings (22) Limited and MSPEA Education Holding Limited, incorporated herein by reference to Exhibit 7.14 to the amendment to Schedule 13D filed with the SEC on April 4, 2014.

13

(d)-(11)	Guarantee, dated April 2, 2014, by Morgan Stanley Private Equity Asia IV Holdings Limited in favor of Mr. Dong Xu, Mr. Benguo Tang, Mr. Xiaotong Wang, Ms. Siyuan Du, Mr. Qicai Du and Baring Asia II Holdings (22) Limited, incorporated herein by reference to Exhibit 7.15 to the amendment to Schedule 13D filed with the SEC on April 4, 2014.

(d)-(12)	Guarantee, dated April 2, 2014, by The Baring Asia Private Equity Fund II, L.P. 1 and The Baring Asia Private Equity Fund II, L.P. 2 in favor of Mr. Dong Xu, Mr. Benguo Tang, Mr. Xiaotong Wang, Ms. Siyuan Du, Mr. Qicai Du and MSPEA Education Holding Limited, incorporated herein by reference to Exhibit 7.16 to the amendment to Schedule 13D filed with the SEC on April 4, 2014.

(d)-(13)	Equity Commitment Letter, dated April 2, 2014, between Parent and Morgan Stanley Private Equity Asia IV Holdings Limited, incorporated herein by reference to Exhibit 7.05 to the amendment to Schedule 13D filed with the SEC on April 4, 2014.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the Proxy Statement.

(g)	Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2014

Noah Education Holdings Ltd.

By:	/s/ Dora Li
Name:	Dora Li
Title:	Chief Financial Officer

Rainbow Education Holding Limited

By:	/s/ Ryan Law
Name:	Ryan Law
Title:	Director

Rainbow Education Merger Sub Holding Limited

By:	/s/ Ryan Law
Name:	Ryan Law
Title:	Director

Dong Xu

By:	/s/ Dong Xu

Jointly Gold Technologies Limited

By:	/s/ Dong Xu
Name:	Dong Xu
Title:	Director

Benguo Tang

By:	/s/ Benguo Tang

First Win Technologies Limited

By:	/s/ Benguo Tang
Name:	Benguo Tang
Title:	Director

Xiaotong Wang

By:	/s/ Xiaotong Wang

Global Wise Technologies Limited

By:	/s/ Xiaotong Wang
Name:	Xiaotong Wang
Title:	Director

Siyuan Du

By:	/s/ Siyuan Du

Sunshine Nation Limited

By:	/s/ Siyuan Du
Name:	Siyuan Du
Title:	Director

Qicai Du

By:	/s/ Qicai Du

Baring Asia II Holdings (22) Limited

By:	/s/ P.H. Touzeau
Name:	P.H. Touzeau
Title:	Director

The Baring Asia Private Equity Fund II, L.P. 1

By: Baring Asia Fund II (GP) LP acting as its general partner

By: Baring Asia Fund Managers II Limited acting as its general partner

By:	/s/ P.H. Touzeau
Name:	P.H. Touzeau
Title:	Director

The Baring Asia Private Equity Fund II, L.P. 2

By: Baring Asia Fund II (GP) LP acting as its general partner

By: Baring Asia Fund Managers II Limited acting as its general partner

By:	/s/ P.H. Touzeau
Name:	P.H. Touzeau
Title:	Director

MSPEA Education Holding Limited

By:	/s/ Samantha Jennifer Cooper
Name:	Samantha Jennifer Cooper
Title:	Director

Morgan Stanley Private Equity Asia IV Holdings Limited

By:	/s/ Samantha Jennifer Cooper
Name:	Samantha Jennifer Cooper
Title:	Alternate Director to Alan K. Jones

Morgan Stanley Private Equity Asia IV, L.L.C.

By: Morgan Stanley Private Equity Asia IV, Inc., its Managing Member

By:	/s/ Samantha Jennifer Cooper
Name:	Samantha Jennifer Cooper
Title:	Vice President

Morgan Stanley Private Equity Asia IV, L.P.

By: Morgan Stanley Private Equity Asia IV, L.L.C, its General Partner
By: Morgan Stanley Private Equity Asia IV, Inc., its Managing Member

By:	/s/ Samantha Jennifer Cooper
Name:	Samantha Jennifer Cooper
Title:	Vice President

EXHIBIT INDEX

(a)-(1)	Preliminary Proxy Statement of the Company dated ________, 2014 (the “Proxy Statement”).

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4)	Form of ADS Voting Instruction Card and Depositary’s Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(5)	Press Release issued by the Company, dated April 2, 2014, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on April 3, 2014.

(c)-(1)	Opinion of Duff & Phelps LLC, dated April 2, 2014, incorporated herein by reference to Annex B to the Proxy Statement.

(c)-(2)	Discussion Materials prepared by Duff & Phelps LLC for discussion with the Independent Committee of the Board of Directors of the Company, dated April 2, 2014.

(d)-(1)	Agreement and Plan of Merger, dated April 2, 2014, among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2)	Limited Guaranty, dated April 2, 2014, by Mr. Dong Xu in favor of the Company, incorporated herein by reference to Exhibit 7.08 to the amendment to Schedule 13D filed with the SEC on April 4, 2014.

(d)-(3)	Limited Guaranty, dated April 2, 2014, by Mr. Benguo Tang in favor of the Company, incorporated herein by reference to Exhibit 7.09 to the amendment to Schedule 13D filed with the SEC on April 4, 2014.

(d)-(4)	Limited Guaranty, dated April 2, 2014, by Mr. Xiaotong Wang in favor of the Company, incorporated herein by reference to Exhibit 7.10 to the amendment to Schedule 13D filed with the SEC on April 4, 2014.

(d)-(5)	Limited Guaranty, dated April 2, 2014, by Ms. Siyuan Du in favor of the Company, incorporated herein by reference to Exhibit 7.11 to the amendment to Schedule 13D filed with the SEC on April 4, 2014.

(d)-(6)	Limited Guaranty, dated April 2, 2014, by Mr. Qicai Du in favor of the Company, incorporated herein by reference to Exhibit 7.12 to the amendment to Schedule 13D filed with the SEC on April 4, 2014.

(d)-(7)	Limited Guaranty, dated April 2, 2014, by Morgan Stanley Private Equity Asia IV Holdings Limited in favor of the Company, incorporated herein by reference to Exhibit 7.07 to the amendment to Schedule 13D filed with the SEC on April 4, 2014.

(d)-(8)	Limited Guaranty, dated April 2, 2014, by The Baring Asia Private Equity Fund II, L.P. 1 and The Baring Asia Private Equity Fund II, L.P. 2 in favor of the Company, incorporated herein by reference to Exhibit 7.13 to the amendment to Schedule 13D filed with the SEC on April 4, 2014.

(d)-(9)	Support Agreement, dated April 2, 2014, among Parent, Jointly Gold Technologies Limited, First Win Technologies Limited, Global Wise Technologies Limited, Sunshine Nation Limited, Mr. Du Qicai and Baring Asia II Holdings (22) Limited, incorporated herein by reference to Exhibit 7.06 to the amendment to Schedule 13D filed with the SEC on April 4, 2014.

(d)-(10)	Interim Investors Agreement, dated April 2, 2014, among Mr. Dong Xu, Mr. Benguo Tang, Mr. Xiaotong Wang, Ms. Siyuan Du, Mr. Qicai Du, Baring Asia II Holdings (22) Limited and MSPEA Education Holding Limited, incorporated herein by reference to Exhibit 7.14 to the amendment to Schedule 13D filed with the SEC on April 4, 2014.

(d)-(11)	Guarantee, dated April 2, 2014, by Morgan Stanley Private Equity Asia IV Holdings Limited in favor of Mr. Dong Xu, Mr. Benguo Tang, Mr. Xiaotong Wang, Ms. Siyuan Du, Mr. Qicai Du and Baring Asia II Holdings (22) Limited, incorporated herein by reference to Exhibit 7.15 to the amendment to Schedule 13D filed with the SEC on April 4, 2014.

(d)-(12)	Guarantee, dated April 2, 2014, by The Baring Asia Private Equity Fund II, L.P. 1 and The Baring Asia Private Equity Fund II, L.P. 2 in favor of Mr. Dong Xu, Mr. Benguo Tang, Mr. Xiaotong Wang, Ms. Siyuan Du, Mr. Qicai Du and MSPEA Education Holding Limited, incorporated herein by reference to Exhibit 7.16 to the amendment to Schedule 13D filed with the SEC on April 4, 2014.

(d)-(13)	Equity Commitment Letter, dated April 2, 2014, between Parent and Morgan Stanley Private Equity Asia IV Holdings Limited, incorporated herein by reference to Exhibit 7.05 to the amendment to Schedule 13D filed with the SEC on April 4, 2014.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the Proxy Statement.

(g)	Not applicable.